SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press Release dated November 4, 2005, entitled, “Repsol YPF Net Income Rises 24%.”

2.	Preview of Income Statement for Third Quarter 2005.

3.	Presentation dated November 4, 2005, entitled, “3rd Quarter 2005 Preliminary Results.”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 4 November 2005

Number of pages: 9

Advanced Income Statement, January - September 2005

REPSOL YPF NET INCOME RISES 24%

•	Income from operations rises 30.7% shored up by considerable improvement in all business areas

•	Cash flow rises 46.8%, to EUR4,811 million

•	Refining margins jump 66.6%

•	Debt cutback by 9.3% year-on-year

Repsol YPF net income in first three-quarters of 2005 was up 23.9% year-on-year to EUR2,584 million. Income from operations rose 30.7% to EUR4,500 million, and cash flow reached EUR4,811 million, jumping 46.8% year-on-year, proving the company’s large capacity for cash generation.

Income from operations was significantly higher in all Repsol YPF business areas, particularly in refining & marketing, which rose 75.7%. Performance from exploration & production also improved 12.8%, chemicals 38%, and gas & power income rose 31.2%.

These January to September 2005 results were achieved in a scenario of high crude oil prices and a 3% appreciation of the euro against the dollar. The company’s refining margin indicator reached $8.28 per barrel, 66.6% above the 2004 equivalent. In chemicals, international margins on our product mix were wider than the year before, while gas and power benefited from good performance in Latin America and the growth of gas distribution in Spain.

1

Press Release

Sharp reduction in debt

Repsol YPF net debt at the end of September 2005 stood at EUR5,343 million, EUR548 million lower than in September 2004. The majority of this reduction came from the strong cash flow generated in the period, which was sufficient to finance investments and a large increase in working capital, while offsetting the effect of dollar revaluation. The net debt to capitalisation ratio fell to 21.3%, posting a near 4 percentage point drop with respect to September 2004.

Investments from January to September 2005 were EUR2,169 million, and went mostly to exploration & production (EUR931 million) and refining & marketing (EUR705 million).

BUSINESS AREAS

Exploration & Production: income from operations up 12.8%

At EUR2,251 million, cumulative income from exploration & production operations in the first nine months of 2005 was 12.8% higher than the EUR1,996 million posted in the same period a year earlier. This growth was mainly driven by the increase in crude oil reference prices and gas realisation prices in Trinidad & Tobago and Argentina.

The Repsol YPF liquids realisation price averaged $36.27 (EUR28.74) per barrel versus $29.88 (EUR24.41) per barrel in the first three quarters 2004. The average price of gas was $1.47 per thousand standard cubic feet (tscf), 21.4% up on the $1.20 per tscf registered in 2004, shored up by higher average gas prices in Trinidad & Tobago and Argentina, and a larger sales volume in Trinidad & Tobago.

The company’s average oil and gas production for the nine months fell slightly year-on-year, to 1,156,300 boepd. This drop was mainly the result of strikes in Argentina, scheduled shutdowns in Trinidad & Tobago, and the maturity of the Argentine fields.

Gas showed a production increase of 3.5%, to 619,200 boepd (3,473 Mscf/d), with enhanced production mostly from Bolivia, Trinidad & Tobago, and Venezuela.

January-September investments in the exploration & production business area were EUR931 million. Investment in development represented 76.2% of total investment, and was spent mainly in Argentina (66.9%), Venezuela (7.3%), Trinidad & Tobago (8.7%), Bolivia (4.3%), Ecuador (3.5%), and Libya (1.6%).

2

Press Release

Refining & Marketing: income from operations rises 75.7%

Income from operations in the refining & marketing area, at EUR2,093 million, was up 75.7% year-on-year. This performance is mainly attributable to a 66.6% improvement in the company’s refining margin. Marketing margins were slightly down against the same period 2004, because the rise in international crude prices was not passed through to retail prices.

Total oil product sales increased 5.2% year-on-year to 42.7 million tons. Sales in Spain, at 24.9 million tons, were 2% higher year-on-year, and in Argentina, Brazil, and Bolivia (ABB) rose 2% to over 11.5 million tons. In the rest of the world, sales showed 28.4% growth, reaching 6.3 million tons, boosted by the incorporation of new assets in Portugal. Sales to our own marketing network were higher in Spain, ABB, and the rest of the world.

Turning to the LPG business, total sales reached 2,448 million tons, showing a 1.9% rise. In Europe there was 1% sales growth thanks to larger volumes in Portugal which compensated for a 3% drop in Spain because of warmer weather. In Latin America, sales were 3.1% higher year-on-year shored up by strong growth in Ecuador and good performance in Chile.

In the first nine months of 2005, investments in refining & marketing amounted to EUR705 million against EUR599 million in the same period a year earlier, and were mainly allotted to current refining projects and the acquisition of LPG assets in Portugal.

Chemicals: sales rise 6.6%

In Chemicals, cumulative income from operations up to September 2005 improved 38% year-on-year to EUR265 million, versus EUR192 million in the same period a year earlier. Strong performance here came from wider international margins on our product mix and the income contribution from the recently acquired Sines complex in Portugal.

Total petrochemical product sales reached 3,274 thousand tons, 6.6% more than the 2004 equivalent, boosted by the inclusion of sales from Sines and 50% of the Propylene Transformer (TDP initials in original language) in Tarragona.

Investments in the Chemical area totalled EUR118 million, 118.5% up on the same period 2004, and were mainly spent on increasing capacity, particularly at the propylene oxide/styrene plant in Tarragona, and in upgrading existing units.

3

Press Release

Gas & Power: income from operations rises 31%

Income from Gas & Power operations from January to September 2005 rose 31.2% to EUR290 million, versus the EUR221 million recorded in 2004. This increase basically reflects capital gains realised on the sale of Enagas shares and earnings growth posted by Gas Natural SDG.

Enhanced performance from Gas Natural SDG stemmed from improvement in gas distribution in Spain and in Latin America, where there was a change in the consolidation scope for Brazil and organic operating growth in Mexico, Colombia, and Brazil.

January-September 2005 investment in gas & power was EUR337 million versus EUR664 million in the same period a year earlier.

4

Press Release

ANNEX

HIGHLIGHTS

We would like to highlight the following events that have arisen to date, in 2005:

•	In February last, Repsol YPF entered an agreement with the Dutch company, Basell, to acquire 50% of the latter’s stake in Transformadora de Propileno A.I.E., including a polypropylene plant at the Tarragona Petrochemical Complex, with a 160,000 tons/year capacity, in which Repsol already holds the other 50%. This transaction boosts Repsol YPF’s polypropylene capacity by 15%, thus increasing its presence in the polyolefin business in Europe, and represents a further step forward in one of the company’s core strategic lines for growth.

•	In Venezuela, Repsol YPF has been awarded a large block on the Orinoco strip, called Junin 7, covering an area of approximately 500 km2 with a high reserves potential and production to be developed. The concession of this block is even more significant if we note that Repsol YPF is the only one of the world’s major private oil companies to have been awarded a block. The Orinoco strip holds the world’s largest reserves of heavy and extra-heavy oil and is considered one of the greatest petroleum reservoirs on the planet.

•	Repsol YPF and PDVSA entered an agreement to set up two production joint ventures in basins of high oil value in Venezuela. The first will operate in the Venezuelan oil mining region of Barúa-Motatán and other possible areas. In parallel, a joint venture between these two oil companies will be created to operate the Junín 7 block and/or other blocks in the Orinoco oil strip. This regional alliance also contemplates an association between Repsol YPF and PDVSA, through which the Spanish company will grant a portion of its crude oil originating from the Argentine State concessions to Petróleos de Venezuela. The percentage of the crude oil to be made available to PDVSA will not surpass 10% of the production from said concessions. This agreement will not affect the ownership of the concessions, which belong to Repsol YPF.

•	Repsol YPF and Gas Natural SDG, in April entered an agreement for Liquefied Natural Gas (LNG) businesses, including the exploration, production, and liquefaction of natural gas reserves. This agreement will grant both companies access to new markets under more favourable conditions. In the exploration, production, and liquefaction (upstream) area, the agreement contemplates joint association for the development of new projects in which Repsol YPF, will be operator with a 60% stake in assets, and Gas Natural SDG will hold the remaining 40%.

5

Press Release

•	Repsol-Gas Natural LNG, S.L. was set up in August, for the trading, wholesale marketing and transport of liquefied natural gas (LNG). This joint venture between Repsol YPF and Gas Natural SDG is the third largest in the global market by volume of LNG handled, immediately behind KOGAS and Tokyo Electric, and will permit both owning companies to exploit the synergies of their upstream and midstream businesses, formerly run separately, enabling them to face with a strong spirit of leadership the changes and challenges brought by increased market globalisation in the international LNG market.

•	In June, Repsol YPF and Irving Oil Limited entered an agreement to develop the first LNG regasification plant on the east coast of Canada, forming a new company, Canaport LNG, which will construct and operate the terminal to supply markets in the surrounding area, as well as the northeast coast of the United States. The Canaport terminal will initially be capable of delivering 10 Bcm per year of LNG to the market. Repsol YPF will supply the natural gas to feed the terminal and hold a contract for 100% of the plant’s regasification capacity. This plant is scheduled to go on stream and distribute natural gas to the market from 2008 onwards, and Repsol YPF will market the regasified LNG mostly in the USA.

•	Also in June, Repsol YPF signed a Memorandum of Understanding with Hunt Oil to develop the Peru LNG project. This project consists of a Hunt Oil and SK Corporation joint venture for building and operating a liquefaction plant in Pampa Melchorita (Peru). The plant, expected to be operational in 2009, will produce 4 million tons per year of LNG for sale on the west coast of the United States and Central America. The Peru LNG project will be fed by natural gas from block 88 and block 56 of the Camisea field, in which Repsol YPF will also have a stake. This MOU also contemplates Repsol YPF taking a stake in Transportadora de Gas del Peru SA (TGP), the company that delivers natural gas from the Camisea area via the trans-Andean pipeline.

•	In addition, on 16 June, Moody’s international rating agency upgraded Repsol YPF issuer rating to Baa1 from Baa2, based on the company’s solid financial profile, management’s stated strategy to broaden the group’s asset diversification, sustained strong positions and cash generation from the group’s Spanish refining & marketing business, and gradual improvements in Argentina’s operating environment.

•	On 5 July 2005, as approved at the company’s last Annual General Shareholders Meeting held on 31 May 2005, Repsol YPF paid a gross complementary dividend of EUR0.25 per share against the 2004 financial year.

•	Also in July, Repsol YPF became one of the main oil and gas producers in the Caribbean on exercising a call option for the purchase from BP of three oil fields and one gas field in Trinidad & Tobago, for a price of $229 million. The Trinidad & Tobago State oil company, Petrotrin, is expected to purchase a 15% stake in the fields. The transaction is subject to approval by the Government of Trinidad & Tobago. The three oil fields, Teak, Samaan and Poui, currently produce 20,500 barrels of oil equivalent per day. The 3P risk reserves for the fields are estimated at 174 million barrels of oil equivalent. Investment in the oil fields and the development of the gas field will be around $500 million up to the year 2025.

6

Press Release

•	Repsol YPF, in October last, made a new discovery of light crude in the prolific Murzuk basin, in Libya. During production testing, the well gave a natural flow of 2,060 barrels per day. The find was made at a depth of 1,717 metres by well l1 of exploration block NC186, 800 km south of Tripoli, in the Sahara desert. Repsol YPF is operator of this block, with a 32% stake, in partnership with the Libyan National Oil Company and three European companies: OMV (Austria), Total (France) and Hydro (Norway).

7

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January –September		Variation %
	2004	2005
Revenues from continuous operations before financial expenses	29,843	36,479	22.23
Income from continuous operations before financial expenses	3,441	4,500	30.77
Financial expenses	(425)	(515)	(21.17)
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	3,016	3,985	32.12
Income tax	(965)	(1,355)	(40.41)
Share in income from companies carried by the equity method	88	77	(12.5)
Income for the period	2,139	2,107	26.5
Income attributable to minority interests	54	123	127.7

NET INCOME	2,085	2,584	23.93

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS BEFORE

FINANCIAL CHARGES, BY ACTIVITIES

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January –September		Variation %
	2004	2005
Exploration & production	1,996	2,251	12.8
Refining & marketing	1,191	2,093	75.7
Chemicals	192	265	38.0
Gas & power	221	290	31.2
Corporate & others	(159)	(399)	(159.9)

TOTAL	3,441	4,500	30.7

8

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

	January – September		Variation %
	2004	2005
Oil and gas production (Thousand boepd)	1,171.7	1,156.3	(1.3)
Sales of oil products (Thousand tons)	40,576	42,682	5.2
Sales of petrochemical products (Thousand tons) (*)	3,070	3,274	6.6
LPG sales (Thousand tons)	2,401	2,448	1.9

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2004	September 2005
Goodwill	3,204	3,670
Other intangible assets	693	951
Property, plant & equipment	19,459	21,434
Long term financial instruments	1,358	1,450
Other non-current assets	1,284	1,088
Deferred tax assets	1,071	1,288
Assets held for sale	83	2
Current assets	8,202	10,787
Temporary cash investments and cash on hand and in banks	3,681	1,967

TOTAL ASSETS	39,035	42,637

Total equity	12,922	16,004
Long term provisions	1,984	2,274
Deferred tax liabilities	2,768	3,083
Subsidies and deferred revenues	182	221
Preferred shares	3,386	3,469
Non-current financial debt	7,285	7,050
Financial lease liabilities	551	572
Other non-current debt	816	1,049
Current financial debt	3,139	1,800
Other current liabilities	6,002	7,115

TOTAL EQUITY AND LIABILITIES	39,035	42,637

9

Item 2

Preview of income statement

for third quarter 2005

Adjusted net income grows for seven consecutive quarters, reaching Eu948 million

Unaudited figures (IFRS)

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04	THIRD QUARTER 2005 RESULTS	Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
REPORTED EARNINGS (Million euros)
1,221	1,440	1,577	29.2	INCOME FROM OPERATIONS	3,441	4,500	30.8
767	805	934	21.8	NET INCOME	2,085	2,584	23.9
PROFORMA INDICATORS (1) (Million euros)
1,231	1,428	1,639	33.1	ADJUSTED OPERATING INCOME	3,446	4,460	29.4
774	805	948	22.5	ADJUSTED NET INCOME	2,097	2,554	21.8
EARNINGS PER SHARE
0.63	0.66	0.77	21.8	Euros per share	1.71	2.12	23.9
0.78	0.80	0.92	17.9	Dollars per share (2)	2.11	2.55	20.9

(1)	Included to facilitate analysis of the company’s operating performance and to optimise comparison of income generated in each period. Please see definition in the note on page 25. The effective corporate tax rate estimated for the period has been applied to adjustments included as non-recurring items.

(2)	EPS in dollars is calculated using end of period euro/dollar exchange rates. Other figures (such as net income or income from operations) expressed in dollars in the note, have been calculated using average exchange rates for the period.

THIRD QUARTER 2005 HIGHLIGHTS

•	Net income in the quarter was Eu934 million. Excluding non-recurring items, adjusted net income was 22.5% higher year-on-year. These quarterly results reflect high crude oil prices and refining margins, and the gradual reduction of international chemical margins, following the trend begun last quarter.

•	Income from operations in third quarter 2005 was Eu1,577 million. Excluding non-recurring items, adjusted income from operations was Eu1,639 million, 33.1% higher. After tax cash flow in the quarter reached Eu1,789 million and earnings per share were Eu0.77.

•	Production in the quarter reached 1,157,200 boepd, a 4.4% less than a year earlier. Gas production dropped 2.5% year-on-year, mainly in Argentina because of mild winter temperatures, and in Trinidad & Tobago due to scheduled turnarounds in the liquefaction and Atlas Methanol plants. On the upside, both Bolivia and Venezuela increased gas production while oil production rose in Libya.

•	Refining margins were slightly higher quarter-on-quarter. This trend was quite irregular, however, with margins weakening in July and August before climbing to record highs in September, when hurricanes blowing in from the Gulf of Mexico forced the shutdown of U.S. refineries.

•	On 5 September, Natural Gas SDG announced its tender offer on 100% of Endesa shares. Repsol YPF has expressed its support for the proposed transaction since it would create value for all shareholders, and highlighted its positive implications for strengthening joint operations.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

1.1.- Third quarter results

Net income was Eu934 million in the quarter. Excluding non-recurring items, adjusted net income in euros was 22.5% higher year-on-year, but practically identical in dollars since the average exchange rate in third quarter 2005 was 0.1% lower than in the same quarter last year. Income from operations reached Eu1,577 million. Adjusting for non-recurring items, income from operations was 33.1% up in euro terms. After tax cash flow was Eu1,789 million. Earnings per share went from Eu0.63 in third quarter 2004 to Eu0.77 in the same quarter 2005. The tables included in the attached Annexes state all quarterly financial information calculated under IFRS to facilitate the comparison with 2005 results.

Adjustments in operating income for non-recurring items this quarter resulted in a negative figure of Eu62 million on the back of several provisions which offset capital gains realised by Gas Natural SDG on additional Enagas share disposals.

Oil prices remained high in the quarter, greatly surpassing levels registered in third quarter 2004 (with Brent oil at $61.63 per barrel versus $41.54 per barrel the year before), and also up on the $51.63 per barrel in second quarter 2005, boosted by the impact of the Gulf of Mexico hurricanes on world production. At $8.96 per barrel, the company’s refining margin indicator in the third quarter was much higher year-on-year and wider quarter-on-quarter. This was particularly the case in September when hurricane damage drove the margin above $10 per barrel.

In marketing, sales margins on fuel in Spain remained below normal levels, albeit higher than in the same quarter last year, when they marked their lowest level. Margins in Argentina have dropped to negative levels because of the price freeze which made it impossible to pass higher international prices through to retail prices.

Chemical activities reflected lower international margins on base chemicals and sales volumes. Lastly, the gas & power business continues to show good performance in Spain and Latin American and posted higher income from power generation in Spain.

1.2.- January - September 2005 results

Net income in the first nine months of 2005 reached Eu2,584 million versus Eu2,085 million in the same period 2004. Income from operations was 30.8% higher year-on-year. After tax cash flow was Eu4,811 million. Earnings per share in the first nine months of 2005 were Eu2.12 against Eu1.71 in the same period a year earlier.

Crude oil prices were very high throughout the period, with average Brent oil prices up 48.1%, while the euro appreciated 3% against the dollar. The refining margin indicator jumped 67% year-on-year, reaching $8.28 per barrel, while marketing margins were similar to the low levels achieved a year ago.

With respect to the chemical business, international margins on our chemical product mix showed year-on-year improvement, but followed a downward trend in Europe. Finally, the trend in gas & power results in the first nine months was the same as that already mentioned for this third quarter.

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04		Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
713	724	877	23.0	INCOME FROM OPERATIONS (Million euros)	1,996	2,251	12.8
711	739	892	25.5	ADJUSTED OPERATING INCOME (Million euros)	1,989	2,264	13.8
564.8	541.9	527.5	-6.6	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	573.3	537.1	-6.3
3,626	3,581	3,536	-2.5	GAS PRODUCTION (Million scf/d)	3,360	3,477	3.5
1,210.7	1,179.7	1,157.2	-4.4	TOTAL PRODUCTION (Thousand boepd)	1,171.7	1,156.3	-1.3
307	326	376	22.5	INVESTMENTS (Million euros)	893	931	4.3
104	51	69	-33.7	EXPLORATION EXPENSE (Million euros)	192	170	-11.4

3Q 2004	2Q 2005	3Q 2005	% Variation 3T05/3T04	REALISATION PRICES	Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
41.54	51.63	61.63	48.4	Brent ($/Bbl)	36.29	53.74	48.1
43.76	53.22	63.31	44.7	WTI ($/Bbl)	39.14	55.61	42.1
31.84	34.91	42.5	33.5	LIQUIDS ($/Bbl)	29.88	36.27	21.4
1.24	1.45	1.55	25.0	GAS ($/kscf)	1.20	1.44	22.5

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Income from operations in the third quarter 2005 was Eu877 million. Excluding non-recurring items, adjusted operating income was up 25.5%. Enhanced performance in this area came from a sharp year-on-year rise in crude oil reference prices, higher gas realisation prices in Trinidad & Tobago and, in Argentina, was boosted by the price increases scheduled by the Argentine Government between May 2004 and July 2005.

On the downside, the wider spreads for heavy crude oils and higher tax levies on exports in Argentina had an adverse impact on domestic prices for intra-group sales and sales to other operators, resulting in a Eu121 million loss of income in this area.

Repsol YPF liquids realisation prices averaged $42.5 per barrel in the third quarter 2005 versus $31.84 per barrel a year earlier and $34.91 per barrel in second quarter 2005. The wider differential in crude oil reference prices from one year to the next was due to larger spreads in heavy crude oils and the aforementioned higher discount on sales in Argentina.

The average price of gas in the quarter was $1.55 per thousand cubic feet, up 25% year-on-year, reflecting higher average gas selling prices in Trinidad & Tobago and Argentina, where the average reached $1.27 per kscf in this quarter, 21% more than in third quarter 2004.

At 1,157,200 boepd, total production in third quarter 2005 was 4.4% down year-on-year, mainly because of a drop in gas production in Argentina this quarter due to mild winter temperatures in the Southern Hemisphere and decreased liquids production. The Trinidad & Tobago and Peru (Camisea) acquisitions in 2005 have not yet become effective as they are still pending approval by the respective governments.

Liquids production in the quarter was 527,500 bpd, 6.6% lower year-on-year. Output in ABB (Argentina-Bolivia-Brazil) reached 397,700 bpd, falling 7.6% because of a 9.0% drop in Argentina (where production was not only curtailed by the natural decline in fields, but also by a 9,500 bpd cutback because of a labour strike), whereas in Bolivia production was up 11.7%. Production in the rest of the world was 129,800 bpd, falling 3.6% owing to lower production in Trinidad & Tobago, and in Dubai, Spain, Venezuela, and Algeria (in the latter, caused by the impact of PSC contracts). This drop was partially offset by production growth in Libya and Ecuador.

Gas production was 3,536 Mscf/d (629,700 boepd), 2.5% down year-on-year, mainly in Argentina, where production fell 7.4%, in Trinidad & Tobago, where it dropped 8.1% because of the 11,600 boepd impact of scheduled shutdowns in liquefaction and Atlas Methanol plants and operating problems in the liquefaction Train 1, and in Algeria, again through the effect of PSC contracts. By contrast, production in Bolivia, 570 Mscfd (101,500 boepd), rose 14.4% driven by higher exports to Brazil and Argentina, while in Venezuela, production was up 13.3% to 342 Mscf/d (60,900 boepd) boosted by the output increase agreed with PDVSA at the Quiriquire block.

Three new discoveries were confirmed in Libya, Algeria, and Argentina in this third quarter.

January - September 2005 results

Income from operations in the first nine months of 2005 was Eu2,251 million versus Eu1,996 million in the same period 2004. Adjusted operating income was 13.8% higher year-on-year.

The reasons for this income growth are the same as for the third quarter mentioned above, resulting in an average realisation price for liquids of $36.27 per barrel in comparison to $29.88 per barrel in the same quarter a year earlier. In Argentina, the average gas price was up 24% reaching $1.25 per kscf versus $1.01 per kscf in the same period last year.

At 537,100 bpd, the production of liquids dropped 6.3% against the first nine months of 2004, mostly in Argentina, Trinidad & Tobago, Dubai, Spain, Venezuela, and Algeria (because of the aforementioned PSC contracts). Liquids production rose in Libya, Bolivia, and Ecuador.

Average overall production in the first nine months of 2005 was 1,156,300 boepd, 1.3% down year-on-year. The adverse impact of high crude oil prices on PSC contracts was 4,000 boepd; labour strikes in Argentina caused a cutback of 3,900 boepd; and the previously explained production shortfall in Trinidad & Tobago amounted to 3,900 boepd.

Gas production was 3.5% higher than in the same period a year earlier, reaching 3,473 Mscf/d (equivalent to 619,200 boepd), with enhanced performance mainly in Bolivia, Trinidad & Tobago and Venezuela more than offsetting the 3.3% production drop in Argentina and Algeria (again through the effect of PSC contracts).

Third quarter investments in the Exploration & Production area amounted to Eu376 million, 23% higher than in third quarter 2004. This figure does not yet include the majority of acquisitions in Peru and Trinidad & Tobago. Payments for the Peruvian acquisitions have been temporarily booked under the “current assets” caption pending receipt of the definitive authorisations. Investments in development represented 81% of total investment in the quarter, spent mostly in Argentina (67%), Trinidad & Tobago (11%), Venezuela (8%), and Ecuador (4%).

Investments in this area over the first nine months of 2005 totalled Eu931 million, 8% higher year-on-year when expressed in dollars, with investment intensity rising gradually throughout the year. The incorporation of recent acquisitions in the fourth quarter will imply a significant increase in this figure.

2.2. REFINING & MARKETING

Unaudited figures

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04		Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
428	701	739	72.7	INCOME FROM OPERATIONS (Million euros)	1,191	2,093	75.7
409	680	740	80.9	ADJUSTED OPERATING INCOME (Million euros)	1,163	2,056	76.8
14	16	16	14.3	LPG ADJUSTED OPERATING INCOME (Million euros)	142	93	-34.5
14,121	14,318	14,233	0.8	OIL PRODUCT SALES (Thousand tons)	40,576	42,682	5.2
663	742	709	6.9	LPG SALES (Thousand tons)	2,401	2,448	1.9
213	184	246	15.5	INVESTMENTS (Million euros)	599	705	17.7

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q4	REFINING MARGIN INDICATORS ($/bbl)	Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
5.73	7.71	7.32	27.7	Spain	4.82	7.21	49.6
8.29	11.55	14.93	80.1	ABB	6.66	12.34	85.3
5.92	8.56	8.96	51.4	Repsol YPF	4.97	8.28	66.6

Income from operations in third quarter 2005 jumped 73% year-on-year to Eu739 million. Excluding non-recurring items, adjusted operating income was up 81%. Positive performance mainly reflected record high refining margins due to the shortage of conversion capacity in this business, aggravated by the impact of hurricanes in the Gulf of Mexico. When analysing results for this area, the higher discount on international prices applied to internal oil sales in Argentina should be taken into account, as this only partially offsets the impact of the price freeze on product sales. On the other hand, marketing and LPG margins fell below their normal levels.

The company’s refining margin indicator was $8.96 per barrel against $5.92 per barrel in the same quarter 2004. This rise stems from wider differentials between light and heavy crude oil, those between crude and gas oil, and against gasoline in this quarter. The distillation level in the third quarter was slightly higher than in the same quarter a year ago. In Spain, the distillation level was 8.8 Mtoe, 10% higher than in the first six months when several shutdowns were scheduled for maintenance purposes.

Total oil product sales in third quarter 2005 were 0.8% up year-on-year.

In Spain, third quarter light product sales to our own marketing network fell 0.7% against the same quarter a year earlier. Gasoline and diesel margins at service stations were generally higher than in third quarter 2004, although it should be noted that this was the lowest reference last year.

In ABB, sales to our own network were up 14.3% year-on-year on the back of growing demand and market share. Marketing margins fell sharply in Argentina since international price increases could not be passed on to retail prices.

LPG sales in Spain were 1% down year-on-year. Unit margins were 5% higher despite the (19%) increase in the unit sale cost, because of the higher commercialisation term in the bottled LPG formula introduced in August 2005. Sales in Latin America rose 5.7% year-on-year boosted by strong growth in Argentina and Ecuador, and good performance in other activities.

January - September 2005 results

Income from operations in the first nine-months of 2005 surged 76% year-on-year to Eu2,093 million, in comparison to Eu1,191 million in 2004, largely bolstered by excellent refining margins. Adjusted operating income was 77% higher than in the same period a year earlier.

Marketing margins in Spain were similar year-on-year but were much lower in Argentina.

Total oil product sales rose 5.2% to 42.7 million tons. In Spain and ABB, sales to our own network were higher while exports fell back. In the Rest of the World, sales growth was boosted after incorporating Shell’s business in Portugal in Repsol YPF operations.

At 1,523 thousand tons, LPG sales in Europe were 1% higher year-on-year. This figure includes sales from the LPG assets acquired from Shell in Portugal, compensating for the 3% sales drop in Spain. The margin on bottled LPG in Spain fell 10% versus the same period a year ago, affected by a 5% cutback in sales (50kt) and a 4% lower unit margin caused by the lag between benchmark prices used to calculate the maximum price and actual international quotations in this period. Sales in Latin America were up 3.1% year-on-year thanks to strong growth in Ecuador and good performance in Chile. Retail margins were higher in all countries.

Investments in the Refining & Marketing area in third quarter 2005 were Eu246 million, mainly allotted to ongoing refining projects. In the first nine months of 2005, expenditure rose 18% year-on-year, to Eu705 million in comparison to Eu599 million in 2004.

2.3. CHEMICALS

Unaudited figures

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04		Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
96	80	24	-75.0	INCOME FROM OPERATIONS (Million euros)	192	265	38.0
98	52	29	-70.4	ADJUSTED OPERATING INCOME (Million euros)	195	210	7.7
1,135	1,150	1,106	-2.5	CHEMICAL PRODUCT SALES (Thousand tons)	3,070	3,274	6.6
19	27	73	248.2	INVESTMENTS (Million euros)	54	118	118.5
3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04	INTERNATIONAL MARGIN INDICATORS	Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
452	549	257	-43.1	Cracker (Euros per ton)	425	466	9.6
304	318	350	15.1	Derivatives Europe (*) (Euros per ton)	288	345	19.8
225	269	247	9.8	Derivatives Latin America (US$ per ton)	196	254	29.6

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

(*)	The 2004 margin on derivatives in Europe has been corrected to reflect the impact on capacity of the Sines acquisition.

Third quarter 2005 income from operations was Eu24 million versus Eu96 million in the same quarter a year earlier, and Eu80 million in second quarter 2005. Excluding non-recurring items, adjusted operating income was down 70%.

Lower year-on-year income was the result of narrower international margins on base chemicals which could not be offset by higher international derivative margins in Europe, coupled with a fall in sales, while the narrower base and derivative chemical margins in Latin America, plus declining sales were responsible for underperformance quarter-on-quarter. Furthermore, second quarter 2005 figures included the one-time impact from the Sines Complex acquisition.

Base chemical margins narrowed because of higher naphtha prices and the fact that the price of ethylene and propylene contracts in international markets is fixed on a quarterly basis.

In the third quarter 2005, petrochemical product sales totalled 1,106 thousand tons, down 2.5% year-on-year, despite the incorporation of sales from the Sines Complex, higher polypropylene sales following the acquisition of a 50% stake in TDP, in Tarragona, and higher demand for polyolefins. This drop came from the negative impact on sales of a scheduled shutdown at the methanol plant in August and sluggish fertilizer sales because of the late arrival of the high season. Sales were also down 3.8% quarter-on-quarter because of the factors already mentioned, and the seasonal drop in sales during the European summer. It should also be noted that styrene monomer/propylene oxide and derivative sales were affected by the preparation for the scheduled plant shutdown in October.

January - September 2005 results

Income from operations in the first nine months of 2005 was Eu265 million, 38% higher year-on-year, shored up by higher international margins on our product mix and the contribution of income from the Sines Complex acquisition.

At 3,274 thousand tons, petrochemical product sales in this nine-month period were 6.6% up on last year thanks to the acquisition of the Sines Complex and 50% of TDP.

Third quarter investments in Chemicals were Eu73 million, rising 248% year-on-year, spent mainly on increasing capacity (particularly at the propylene oxide/styrene complex at Tarragona), and upgrading existing units. At Eu118 million, investments in the first nine months of 2005 were 118% higher year-on-year, and, as mentioned before, were employed for increasing capacity and upgrading existing units.

2.4. GAS & POWER

Unaudited figures

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04		Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
73	77	94	28.8	INCOME FROM OPERATIONS (Million euros)	221	290	31.2
69	59	94	36.2	ADJUSTED OPERATING INCOME (Million euros)	202	240	18.8
186	177	80	-57.0	INVESTMENTS (Million euros)	664	337	-49.2

Income from operations in third quarter 2005 was Eu94 million versus Eu73 million posted in the same period 2004, reflecting capital gains on the sale of Enagas shares and enhanced performance by Gas Natural SDG.

Earnings growth in Gas Natural SDG was driven by improvement in gas distribution in Spain and Latin America and the higher contribution of the power business in Spain.

Income growth from gas distribution in Spain was in line with the increase in the regulated remuneration scheme for the year 2005.

The power business in Spain was boosted by good performance from power generation, shored up by high pool prices, the start-up of the Arrubal power station, and the contribution from eolic power. Nonetheless, power sales continue to penalise earnings because the calculation of the reference price for this activity, the regulated tariff, implicitly incorporates a considerably lower pool price than that prevailing during the period.

January - September 2005 results

Income from operations in the first nine months totalled Eu290 million versus Eu221 million in the same period a year earlier mainly because of larger capital gains on the sale of Enagas shares and Gas Natural SDG’s positive earnings performance.

Third quarter 2005 investments in Gas & Power totalled Eu80 million, significantly lower than in the same quarter of last year, mainly because figures for third quarter 2004 reflected Gas Natural SDG’s acquisitions in Italy and Brazil in that period.

2.5. CORPORATE AND OTHERS

This caption, reflecting corporate overheads and activities not attributable to operating areas, recorded an expense of Eu157 million in third quarter 2005, Eu116 million, excluding non-recurring items, compared to Eu56 million in third quarter 2004.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures

3Q 2004	2Q 2005	3Q 2005	% Variation 3T05/3T04	BREAKDOWN OF NET DEBT (Million euros)	Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
5,866	4,965	5,108	-12.9	NET DEBT AT THE START OF THE PERIOD	5,342	5,262	-1.5
-1,471	-1,513	-1,789	21.6	CASH FLOW AFTER TAX	-3,277	-4,811	46.8
810	733	806	-0.5	INVESTMENTS	2,330	2,169	-6.9
-86	-109	-123	43.0	DIVESTMENTS	-161	-382	137.2
247	40	308	24.7	DIVIDENDS	515	653	26.8
-93	472	18	—	TRANSLATION DIFFERENCES (1)	135	760	463.0
618	520	1,015	64.2	VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	1,007	1,692	68.0
5,891	5,108	5,343	-9.3	NET DEBT AT THE CLOSE OF THE PERIOD	5,891	5,343	-9.3
9,324	8,571	8,812	-5.5	NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	9,324	8,812	-5.5
Debt ratio
22,955	23,745	25,037	9.1	TOTAL CAPITALISATION (Million euros)	22,955	25,037	9.1
25.7	21.5	21.3	-17.1	NET DEBT/ TOTAL CAPITALISATION (%)	25.7	21.3	-17.1
40.6	36.1	35.2	-13.3	NET DEBT + PREFERRED SHARES / TOTAL CAPITALISATION (%)	40.6	35.2	-13.3

(1)	At 30 September 2004, 1 euro = 1.234 dollars, at 30 June 2005, 1 euro = 1.217 dollars, and at 30 September 2005, 1 euro = 1.204 dollars.

The company’s net debt at the end of third quarter 2005 stood at Eu5,343 million, Eu235 million more than in June 2005 and Eu548 less than at the close of third quarter 2004. The high cash flow generated, 21.6% up year-on-year, financed all investments in this period, including payments related to the asset acquisitions in Peru and the sharp increase in working capital associated with the rise in oil prices and greater activity. In this quarter, an additional impact of Eu18 million resulted from the slight appreciation of the dollar against the euro, and the company paid out Eu308 million in dividends.

The net debt-to-capitalisation ratio stood at 21.3%, falling more than four percentage points since September 2004. Including preferred shares, this ratio went from 40.6% in September 2004 to 35.2% in September 2005.

Financial charges in third quarter 2005 were Eu117 million versus Eu204 million in the second quarter. Better performance came from: a) lower interest expenses on dollar-denominated long-term bonds at rates above 7%, which matured in the period and helped to compensate for the higher debt-cost of dollar-denominated floating-rate bonds; and, b) one-time gains on marked-to-market financial derivatives and negligible currency translation differences in this quarter.

Unaudited figures

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04	FINANCIAL EXPENSES (Million euros)	Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
87	107	94	8.0	NET INTEREST EXPENSE	274	299	9.1
45	45	45	0.0	DIVIDENDS PAID ON PREFERRED SHARES	134	134	0.0
-4	-6	-4	0.0	CAPITALISED INTEREST	-13	-15	15.4
3	3	-53	—	MARKET VALUATION OF FINANCIAL DERIVATIVES	13	-38	—
9	25	16	77.8	INTEREST ACCRETION TO PROVISIONS	29	60	106.9
-27	29	1	—	EXCHANGE RATE LOSSES/(GAINS)	-23	47	—
7	2	18	157.1	OTHER FINANCIAL INCOME (EXPENSES)	11	28	154.5
120	204	117	-2.5	TOTAL	425	515	21.2

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

The corporate tax rate for 2005 is estimated at 34% versus 32% in 2004. Taxes accrued in third quarter 2005 totalled Eu497 million and Eu1,355 in the first nine months of the year. The higher tax rate had a Eu32 million negative impact in the third quarter and Eu80 million in the first nine months of 2005.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

3Q 2004	2Q 2005	3Q 2005	% Variation 3Q05/3Q04	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	Jan-Sep 2004	Jan-Sep 2005	% Variation 05/04
13	14	8	-38.5	E&P	35	40	14.3
7	9	8	14.3	R&M	17	24	41.2
11	2	2	-81.8	CHEMICALS	23	3	-87.0
3	4	3	0.0	G&P	13	10	-23.1
34	29	21	-38.2	TOTAL	88	77	-12.5

Third quarter income from equity-accounted companies totalled Eu21 million in comparison to Eu34 million in the same quarter 2004. Third quarter 2005 earnings include income from the first train of Atlantic LNG (Eu12 million), CLH (Eu8 million), and Enagás (Eu3 million). The main year-on-year difference came from the exclusion of PBB Polisur results in 2005 following its divestment.

Equity on earnings of unconsolidated affiliates totalled Eu77 million in the first nine months of 2005 versus Eu88 a year earlier, mainly because of the non-inclusion of PBB Polisur results, which had contributed Eu17 million in the same period 2004, offset by improved performance from Atlantic LNG in 2005.

4.3. MINORITY INTERESTS

Minority interests in third quarter 2005 totalled Eu50 million, significantly higher than in the same period 2004 (Eu18 million). The main difference was that minority interests in La Pampilla refinery (Peru), Andina (Bolivia), and Petronor benefited from the year-on-year earnings growth posted by these companies in the quarter.

Minority interests in the first nine months of the year were Eu123 million versus Eu54 million a year earlier. As in the third quarter, this variation stems from higher January-September income from the La Pampilla refinery, Andina, and Petronor.

5. HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In Exploration & Production, Repsol YPF on 1 August 2005 signed a firm agreement with the Hunt Oil to develop the Peru LNG and Camisea field gas project. Under this agreement, for a period of 18 years, Repsol YPF will exclusively sell the 4 million tons per year throughput of liquefied natural gas (LNG) from the project’s liquefaction plant. The agreement reached with Hunt Oil also contemplates the acquisition by Repsol YPF of a 20% stake in the Peru LNG joint venture that will build and operate the liquefaction plant in Pampa Melchorita (Peru), expected to go into operation by 2009 that will supply gas to the west coast of North and Central America. The transaction also contemplates Repsol YPF’s entry with a 10% stake in blocks 88 and 56 in the Camisea field, which will supply gas to the LNG plant, and a 10% stake in Transportadora de Gas del Peru (TGP), the company that delivers natural gas from Camisea through the trans-Andean pipeline.

On 28 August, the Venezuelan government, via the state-owned oil company PDVSA, awarded Repsol YPF an important block in the Orinoco oil strip, located in the south-east of Venezuela. This block, called Junin 7, covers an area of some 500 km2, and has a high potential in oil reserves and production to be developed. The concession of this block is even more significant if we note that Repsol YPF is the only one of the world’s major private oil companies to have been awarded a block. The Orinoco strip holds the world’s largest reserves of heavy and extra-heavy oil and is considered one of the greatest oil areas in the world.

On 1 October, the Chairman of Repsol YPF, Antonio Brufau, signed a contract whereby Repsol YPF and PDVSA set up two production joint ventures in basins of high oil value in Venezuela. The first will operate in the Venezuelan oil block of Barúa-Motatán and other possible areas. In parallel, a joint venture between these two oil companies will be created to operate the Junín 7 block and/or other blocks in the Orinoco oil strip in south-east Venezuela. This regional alliance also contemplates an association between Repsol YPF and PDVSA, by virtue of which the Spanish company will place a portion of its crude oil from the Argentine State concessions at the disposal of Petróleos de Venezuela. The percentage of the crude oil to be made available to PDVSA will not surpass 10% of the production from these concessions. This agreement will not affect the ownership of the concessions, which will still belong to Repsol YPF.

In October, Repsol YPF made a new discovery of light crude in block NC 186 in Libya’s Murzuk basin. During production testing, the well gave a natural flow of 2,060 barrels per day. Repsol YPF is operator of this block, with a 32% stake, in partnership with the Libyan National Oil Company and three European companies: OMV (Austria), Total (France) and Norsk Hydro (Norway). The Repsol YPF-led consortium recently announced four other discoveries in this same block, with a preliminary estimate of 400 million barrels of light crude reserves. Production has started at two of these 4 discoveries in the past two years, reaching 45,000 barrels of oil per day (boed).

Repsol YPF, on 27 October last, was awarded 16 offshore exploration areas in Brazil, in the latest round of exploration & production concessions organised by the National Petroleum, Natural Gas & Bio-fuel Agency of Brazil (ANP). Repsol YPF will be operator of 11 areas, and in partnership with other international oil companies, such as Statoil, Amerada Hess, BG, and Petrobrás in the other 5. All these areas are located in the country’s three main offshore producing basins (Campos, Espíritu Santo and Santos). The company already owned concessions on another 8 offshore exploration blocks in Brazil, thus reaching a total of 24 blocks.

On 5 September, Natural Gas SDG announced its tender offer on 100% of Endesa shares. Repsol YPF has expressed its support for the proposed transaction since it would create value for all shareholders, and highlighted its positive implications for strengthening joint operations.

Madrid, 4 November 2005

Investor Relations

Spain

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

United States

1330 Lake Robbins Drive. Suites 300/400.

The Woodlands, TX 77380 (USA)

Tel. 281 681 7242

Fax. 281 681 7271

E-mail: INVERSORES@repsolypf.com

TABLES

3rd QUARTER 2005 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q04	2Q05	3Q05	2004	2005
EBITDA (1)	1,867	1,976	2,315	5,150	6,243
Income from continuous operations before financial expenses	1,221	1,440	1,577	3,441	4,500
Financial expenses	(119)	(204)	(117)	(425)	(515)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,102	1,236	1,460	3,016	3,985
Income tax	(351)	(420)	(497)	(965)	(1,355)
Share in income of companies carried by the equity method	34	29	21	88	77
Income for the period	785	845	984	2,139	2,707
ATTRIBUTABLE TO:
Minority interests	18	40	50	54	123
EQUITY HOLDERS OF THE PARENT	767	805	934	2,085	2,584
NET CASH FLOW (2)	1,471	1,513	1,789	3,277	4,811
Earnings per share accrued by parent company (*)
* Euros/share	0.63	0.66	0.77	1.71	2.12
* $/ADR	0.78	0.80	0.92	2.11	2.55
Net cash flow per share (*)
* Euros/share	1.20	1.24	1.47	2.68	3.94
* $/ADR	1.49	1.49	1.76	3.31	4.75

(*)	Repsol YPF, S.A: share capital is represented by 1,220,863,463 shares

(1)	EBITDA: (Earnings plus amortizations plus/minus other revenue/expenses that do not generate cash variations and which are included in income from operations, excluding income on sale of non-current assets).

(2)	Net generated cash flow (Corresponds to EBITDA plus dividends collected on minority interests minus interests and taxes paid)

Dollar/euro exchange rate at date of closure of each quarter

1.2340 dollars per euro in 3Q04

1.2059 dollars per euro in 2Q05

1.2043 dollars per euro in 3Q05

BREAKDOWN OF REPSOL YPF ADJUSTED RESULTS TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	3Q 2005			JANUARY - SEPTEMBER 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,577	62	1,639	4,500	(40)	4,460
Exploration & Production	877	15	892	2,251	13	2,264
Refining & Marketing	739	1	740	2,093	(37)	2,056
Chemicals	24	5	29	265	(55)	210
Natural gas & Power	94	—	94	290	(50)	240
Corporate & others	(157)	41	(116)	(399)	89	(310)
Financial expenses	(117)	(41)	(158)	(515)	(6)	(521)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,460	21	1,481	3,985	(46)	3,939
Income tax	(497)	(7)	(504)	(1,355)	16	(1,339)
Share in income of companies carried by the equity method	21	—	21	77	—	77
Income for the period	984	14	998	2,707	(30)	2,677
ATTRIBUTABLE TO:
Minority interests	50	—	50	123	—	123
EQUITY HOLDERS OF THE PARENT	934	14	948	2,584	(30)	2,554

	2Q 2005			JANUARY-JUNE 2005
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,440	(12)	1,428	2,923	(102)	2,821
Exploration & Production	724	15	739	1,374	(2)	1,372
Refining & Marketing	701	(21)	680	1,354	(38)	1,316
Chemicals	80	(28)	52	241	(60)	181
Natural gas & Power	77	(18)	59	196	(50)	146
Corporate & others	(142)	40	(102)	(242)	48	(194)
Financial expenses	(204)	11	(193)	(398)	35	(363)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,236	(1)	1,235	2,525	(67)	2,458
Income tax	(420)	1	(419)	(858)	23	(835)
Share in income of companies carried by the equity method	29	—	29	56	—	56
Income for the period	845	—	845	1,723	(44)	1,679
ATTRIBUTABLE TO:
Minority interests	40	—	40	73	—	73
EQUITY HOLDERS OF THE PARENT	805	—	805	1,650	(44)	1,606

	3Q 2004			JANUARY -SEPTEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,221	10	1,231	3,441	5	3,446
Exploration & Production	713	(2)	711	1,996	(7)	1,989
Refining & Marketing	428	(19)	409	1,191	(28)	1,163
Chemicals	96	2	98	192	3	195
Natural gas & Power	73	(4)	69	221	(19)	202
Corporate & others	(89)	33	(56)	(159)	56	(103)
Financial expenses	(119)	(1)	(120)	(425)	12	(413)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,102	9	1,111	3,016	17	3,033
Income tax	(351)	(2)	(353)	(965)	(5)	(970)
Share in income of companies carried by the equity method	34	—	34	88	—	88
Income for the period	785	7	792	2,139	12	2,151
ATTRIBUTABLE TO:
Minority interests	18	—	18	54	—	54
EQUITY HOLDERS OF THE PARENT	767	7	774	2,085	12	2,097

(*)	The concepts included as non-recurring income are: (i) all items which, according to Spanish accounting standards, are classified as extraordinary items (The Spanish General Accounting Plan and other regulations applicable to Spanish companies). In this respect, according to Spanish accounting standards, extraordinary items are classified as those outside the realm of the company’s typical activities and not reasonably expected to occur frequently; (ii) income on sale of E&P assets; (iii) currency exchange differences generated by the net cash position in the balance sheet in a currency other than the functional currency used by the subsidiary for its consolidation in the Group’s financial statements; and (v) any similar item referring to operations that are not within the scope of the company’s ordinary activities and which are not expected to take place regularly.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q04	2Q05	3Q05	2004	2005
Exploration & Production	2,075	1,985	2,177	5,650	5,973
Spain	26	66	31	70	121
ABB	1,246	1,203	1,334	3,424	3,634
Rest of World	803	716	812	2,156	2,218
Refining & Marketing	8,701	10,377	10,377	24,826	29,841
Spain	6,294	7,082	7,142	17,504	21,080
ABB	1,602	1,847	1,907	4,436	5,198
Rest of World	805	1,448	1,328	2,886	3,563
Chemicals	826	983	1,152	2,149	3,049
Spain	654	704	889	1,744	2,245
ABB	172	169	172	405	522
Rest of World	—	110	91	—	282
Natural gas & Power	475	558	641	1,386	1,877
Corporate & others	(1,546)	(1,559)	(1,643)	(4,168)	(4,261)

TOTAL	10,531	12,344	12,704	29,843	36,479

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q04	2Q05	3Q05	2004	2005
Exploration & Production	713	724	877	1,996	2,251
Spain	(2)	7	(5)	14	4
ABB	492	436	533	1,314	1,331
Rest of World	223	281	349	668	916
Refining & Marketing	428	701	739	1,191	2,093
Spain	309	521	497	861	1,408
ABB	96	164	180	278	554
Rest of World	23	16	62	52	131
Chemicals	96	80	24	192	265
Spain	46	9	(7)	89	71
ABB	50	34	36	103	144
Rest of World	—	37	(5)	—	50
Natural gas & Power	73	77	94	221	290
Corporate & others	(89)	(142)	(157)	(159)	(399)

TOTAL	1,221	1,440	1,577	3,441	4,500

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q04	2Q05	3Q05	2004	2005
Exploration & Production	1,103	1,039	1,303	3,040	3,303
Spain	(2)	(1)	28	12	21
ABB	754	668	826	2,067	2,081
Rest of World	351	372	449	961	1,201
Refining & Marketing	564	844	880	1,591	2,470
Spain	405	613	566	1,128	1,611
ABB	138	198	228	389	669
Rest of World	21	33	86	74	190
Chemicals	135	55	74	312	345
Spain	78	(6)	28	187	165
ABB	57	44	43	125	134
Rest of World	—	17	3	—	46
Natural gas & Power	99	118	120	290	349
Corporate & others	(34)	(80)	(62)	(83)	(224)

TOTAL	1,867	1,976	2,315	5,150	6,243

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q04	2Q05	3Q05	2004	2005
Exploration & Production	307	326	376	893	931
Spain	—	(5)	3	3	4
ABB	174	217	218	511	591
Rest of World	133	114	155	379	336
Refining & Marketing	213	184	246	599	705
Spain	149	111	119	375	349
ABB	54	42	81	129	145
Rest of World	10	31	46	95	211
Chemicals	19	27	73	54	118
Spain	16	22	60	45	96
ABB	3	2	7	9	11
Rest of World	—	3	6	—	11
Natural gas & Power	186	177	80	664	337
Corporate & others	85	19	31	120	78

TOTAL	810	733	806	2,330	2,169

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2004	SEPTEMBER 2005
Goodwill	3,204	3,670
Other intangible assets	693	951
Property, Plant and Equipment	19,459	21,434
A. Long term financial assets	1,358	1,450
Other non-current assets	1,284	1,088
Deferred tax assets	1,071	1,288
Assets held for sale	83	2
Current assets	8,202	10,787
B. Temporary cash investments and cash on hand and in banks	3,681	1,967

TOTAL ASSETS	39,035	42,637

Total equity
C. Attributable to equity holders of the parent	12,496	15,564
D. Minority interests	426	440
Long term provisions	1,984	2,274
Deferred tax liabilities	2,768	3,083
E. Subsidies and deferred revenues	182	221
F. Preferred shares	3,386	3,469
G. Non-current financial debt	7,285	7,050
Financial lease liabilities	551	572
Other non-current debt	816	1,049
H. Current financial debt	3,139	1,800
Other current liabilities	6,002	7,115

TOTAL EQUITY AND LIABILITIES	39,035	42,637

Financial ratios:
MARK TO MARKET OF FINANCIAL DERIVATIVES
I. EXCLUDING EXCHANGE RATE	(123)	(90)
J. NET DEBT (Sum of G+H-A-B+I)	5,262	5,343
CAPITALIZATION (Sum of C+D+E+F+J)	21,752	25,037
TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	21,570	24,816
ROACE before non-recurrent liabilities	15.7%	17.4%

STATEMENT OF CASH FLOW

JANUARY -SEPTEMBER 2004 & 2005

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES		JANUARY-SEPTEMBER
	3Q04	3Q05	2004	2005
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,221	1,577	3,441	4,500
Adjustments for:
Amortizations	609	616	1,690	1,737
Net provisions	59	126	92	217
Income from non-commercial asset divestments	(11)	(20)	(23)	(142)
Other adjustments	(11)	16	(50)	(69)

EBITDA	1,867	2,315	5,150	6,243
Changes in working capital	(605)	(750)	(844)	(1,109)
Dividends received	6	12	21	48
Income taxes paid	(269)	(390)	(1,455)	(1,065)
Provisions used	(30)	(81)	(90)	(154)

	969	1,106	2,782	3,963

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(31)	(37)	(63)	(67)
Property, Plant and Equipment	(579)	(699)	(1,574)	(1,773)
Acquisition of shareholding in consolidated companies	(130)	(30)	(491)	(252)
Other non-current assets	(70)	(40)	(202)	(77)

Total Investments	(810)	(806)	(2,330)	(2,169)
Divestments	86	123	161	382

	(724)	(683)	(2,169)	(1,787)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	91	420	210	1,140
Repayment of loans	(102)	(1,951)	(2,695)	(3,320)
Net interest paid	(133)	(148)	(439)	(415)
Cash and cash equivalent obtained (applied) on derivative financial instruments	(8)	(40)	16	(99)
Payment of finance leases liabilities	(3)	(3)	(9)	(10)
Subsidies and other non-current liabilities received	26	11	83	27
Subsidies and other non-current liabilities cancelled	(24)	(601)	(58)	(766)
Dividend paid	(247)	(308)	(515)	(653)

	(400)	(2,620)	(3,407)	(4,096)

Net change in cash and cash equivalent	(155)	(2,197)	(2,794)	(1,920)

Cash and cash equivalent at the beginning of the period	2,052	3,767	4,691	3,321

Cash and cash equivalent at the end of the period
Consolidation of new entities	0	5	0	45
Exchange rate effects	0	(32)	0	97
Cash and cash equivalent at the end of the period	1,897	1,543	1,897	1,543

TABLES

OPERATING HIGHLIGHTS

3rd QUARTER 2005

OPERATING HIGHLIGHTS E&P

		2004				2005				% Variation 2005/20004
	UNITS	1Q	2Q	3Q	ACUMULATED	1Q	2Q	3Q	ACUMULATED
-HYDROCARBON PRODUCTION	K Bep/d	1,125	1,179	1,211	1,172	1,132	1,180	1,157	1,156	-1.3
Crude and Liquids production	K Bep/d	580	576	565	573	542	542	527	537	-6.3
-ABB	K Bep/d	434	434	430	433	408	409	398	405	-6.4
-Rest of the world	K Bep/d	145	141	135	140	134	132	130	132	-6.0
Natural Gas production	K Bep/d	545	604	646	598	590	638	630	619	3.5
-ABB	K Bep/d	384	448	480	438	412	463	464	446	2.0
-Rest of the world	K Bep/d	161	156	166	161	178	175	166	173	7.6

OPERATING HIGHLIGHTS CHEMICALS

		2004				2005				% Variation 2005/20004
	UNITS	1Q	2Q	3Q	ACUMULATED	1Q	2Q	3Q	ACUMULATED
SALES OF PETROCHEMICALS PRODUCTS	Kt	951	983	1,135	3,070	1,018	1,150	1,106	3,274	6.7
By tipe of product
-Base petrochemical	Kt	104	116	99	319	223	213	256	691	116.7
-Spain	Kt	58	69	59	187	61	64	64	189	1.2
-ABB	Kt	31	31	25	87	34	34	52	120	38.0
-Rest of the world	Kt	15	16	14	45	128	115	139	382	744.9
-Derivative petrochemicals	Kt	847	867	1,036	2,751	795	938	850	2,583	-6.1
-Spain	Kt	283	289	284	856	254	270	298	823	-3.8
-ABB	Kt	119	207	273	598	97	249	187	534	-10.8
-Rest of the world	Kt	446	372	479	1,297	444	418	365	1,227	-5.4

OPERATING HIGHLIGHTS R&M

		2004				2005				% Variation 2005/20004
	UNITS	1Q	2Q	3Q	ACCUMULATED	1Q	2Q	3Q	ACCUMULATED
-CRUDE OIL PROCESSED	M toe	13.0	14.0	14.1	41.1	13.1	13.5	14.2	40.7	-0.9
-Spain	M toe	8.0	8.8	8.9	25.7	7.9	8.1	8.8	24.8	-3.7
-Argentina	M toe	4.2	4.3	4.4	12.9	4.3	4.3	4.3	12.9	0.0
-Rest of the world	M toe	0.8	1.0	0.7	2.5	0.9	1.1	1.1	3.1	23.6
-SALES OF OIL PRODUCTS	Kt	13,170	13,285	14,121	40,576	14,131	14,318	14,233	42,682	5.2
- Sales in Spain	Kt	7,927	8,074	8,409	24,410	8,285	8,437	8,178	24,900	2.0
- Own network	Kt	5,173	5,153	5,463	15,789	5,571	5,235	5,405	16,211	2.7
- Light products	Kt	4,243	4,120	4,292	12,655	4,309	4,172	4,260	12,741	0.7
- Other Products	Kt	930	1,033	1,171	3,134	1,262	1,063	1,145	3,470	10.7
-Other Sales to Domestic Market	Kt	1,556	1,700	1,747	5,003	1,877	1,857	1,732	5,466	9.3
- Light Products	Kt	1,146	1,248	1,257	3,651	1,400	1,368	1,273	4,041	10.7
- Other Products	Kt	410	452	490	1,352	477	489	459	1,425	5.4
-Exports	Kt	1,198	1,221	1,199	3,618	837	1,345	1,041	3,223	-10.9
- Light Products	Kt	385	451	396	1,232	280	485	388	1,153	-6.4
- Other Products	Kt	813	770	803	2,386	557	860	653	2,070	-13.2
• Sales in ABB	Kt	3,659	3,633	3,988	11,280	3,920	3,677	3,910	11,507	2.0
- Own network	Kt	1,936	2,045	2,091	6,072	2,194	2,319	2,459	6,972	14.8
- Light products	Kt	1,551	1,674	1,677	4,902	1,802	1,887	1,916	5,605	14.3
- Other Products	Kt	385	371	414	1,170	392	432	543	1,367	16.8
-Other Sales to Domestic Market	Kt	699	751	643	2,093	696	667	631	1,994	-4.7
- Light Products	Kt	508	508	429	1,445	449	448	391	1,288	-10.9
- Other Products	Kt	191	243	214	648	247	219	240	706	9.0
-Exports	Kt	1,024	837	1,254	3,115	1,030	691	820	2,541	-18.4
- Light Products	Kt	616	558	725	1,899	662	384	536	1,582	-16.7
- Other Products	Kt	408	279	529	1,216	368	307	284	959	-21.1
.Sales in rest of the world	Kt	1,584	1,578	1,724	4,886	1,926	2,204	2,145	6,275	28.4
- Own network	Kt	980	1,048	1,045	3,073	1,269	1,388	1,313	3,970	29.2
- Light products	Kt	798	797	800	2,395	1,116	1,191	1,143	3,450	44.1
- Other Products	Kt	182	251	245	678	153	197	170	520	-23.3
-Other Sales to Domestic Market	Kt	392	421	494	1,306	399	432	351	1,182	-9.5
- Light Products	Kt	315	321	420	1,056	323	302	285	910	-13.8
- Other Products	Kt	76	100	74	250	76	130	66	272	8.8
-Exports	Kt	213	110	185	507	258	384	481	1,123	121.5
- Light Products	Kt	10	12	12	34	55	96	148	299	779.4
- Other Products	Kt	203	98	173	473	203	288	333	824	74.2
-SALES OF OIL PRODUCTS		13,170	13,285	14,121	40,576	14,131	14,318	14,233	42,682	5.2
–Total own network	Kt	8,089	8,246	8,599	24,934	9,034	8,942	9,177	27,153	8.9
- Light products	Kt	6,593	6,590	6,769	19,952	7,227	7,250	7,319	21,796	9.2
- Other products	Kt	1,497	1,655	1,830	4,982	1,807	1,692	1,858	5,357	7.5
–Total other sales to Domestic Market	Kt	2,646	2,872	2,884	8,402	2,972	2,956	2,714	8,642	2.9
- Light products	Kt	1,969	2,077	2,106	6,152	2,172	2,118	1,949	6,239	1.4
- Other products	Kt	677	795	778	2,250	800	838	765	2,403	6.8
–Total Exports	Kt	2,434	2,168	2,638	7,240	2,125	2,420	2,342	6,887	-4.9
- Light products	Kt	1,011	1,021	1,133	3,165	997	965	1,072	3,034	-4.1
- Other products	Kt	1,423	1,147	1,505	4,075	1,128	1,455	1,270	3,853	-5.4
LPG
LPG SALES	Kt	938	801	663	2,401	998	742	709	2,448	1.9
-Sales in Spain	Kt	653	468	319	1,440	708	369	316	1,392	-3.3
-Sales in ABB	Kt	102	131	128	361	98	126	139	362	0.4
-Sales in rest of Latan	Kt	156	182	198	536	162	195	206	562	4.9
-Sales in rest of the world	Kt	27	20	17	64	31	52	48	131	103.1

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

ANNEX

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
EBITDA (1)	1,566	1,717	1,867	1,852	7,002
Income from continuous operations before financial expenses	1,062	1,158	1,221	525	3,966
Financial expenses	(186)	(120)	(119)	(71)	(496)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	876	1,038	1,102	454	3,470
Income tax	(280)	(334)	(351)	(146)	(1,111)
Share in income of companies carried by the equity method	35	19	34	43	131
Income for the period	631	723	785	351	2,490
ATTRIBUTABLE TO:

Minority interests	13	23	18	23	77
EQUITY HOLDERS OF THE PARENT	618	700	767	328	2,413
NET CASH FLOW (2)	1,250	556	1,471	1,420	4,697

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04
EBITDA (1)	1,566	3,283	5,150	7,002
Income from continuous operations before financial expenses	1,062	2,220	3,441	3,966
Financial expenses	(186)	(306)	(425)	(496)
Income of discontinued operations before tax	—
Income before income tax and income of associates	876	1,914	3,016	3,470
Income tax	(280)	(614)	(965)	(1,111)
Share in income of companies carried by the equity method	35	54	88	131
Income for the period	631	1,354	2,139	2,490
ATTRIBUTABLE TO:
Minority interests	13	36	54	77
EQUITY HOLDERS OF THE PARENT	618	1,318	2,085	2,413
NET CASH FLOW (2)	1,250	1,806	3,277	4,697

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income,

(2)	NET CASH FLOW: (EBITDA - interests paid - income tax paid)

Dollar/euro exchange rate at date of closure of each quarter

1.221 dollars per euro in 1Q04

1.217 dollars per euro in 2Q04

1.234 dollars per euro in 3Q04

1.354 dollars per euro in 4Q04

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1st QUARTER 2004			JANUARY-MARCH 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,062	(15)	1,047	1,062	(15)	1,047
Exploration & Production	638	(2)	636	638	(2)	636
Refining & Marketing	308	(2)	306	308	(2)	306
Chemicals	41	(1)	40	41	(1)	40
Natural gas & Power	90	(13)	77	90	(13)	77
Corporate & others	(15)	3	(12)	(15)	3	(12)
Financial expenses	(186)	44	(142)	(186)	44	(142)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	876	29	905	876	29	905
Income tax	(280)	(9)	(289)	(280)	(9)	(289)
Share in income of companies carried by the equity method	35	—	35	35		35
Income for the period	631	20	651	631	20	651
ATTRIBUTABLE TO:
Minority interests	13	—	13	13		13
EQUITY HOLDERS OF THE PARENT	618	20	638	618	20	638

	2nd QUARTER 2004			JANUARY-JUNE 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,158	10	1,168	2,220	(5)	2,215
Exploration & Production	645	(3)	642	1,283	(5)	1,278
Refining & Marketing	455	(7)	448	763	(9)	754
Chemicals	55	2	57	96	1	97
Natural gas & Power	58	(2)	56	148	(15)	133
Corporate & others	(55)	20	(35)	(70)	23	(47)
Financial expenses	(120)	(31)	(151)	(306)	13	(293)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,038	(21)	1,017	1,914	8	1,922
Income tax	(334)	7	(327)	(614)	(3)	(617)
Share in income of companies carried by the equity method	19	—	19	54		54
Income for the period	723	(14)	709	1,354	5	1,359
ATTRIBUTABLE TO:
Minority interests	23	—	23	36		36
EQUITY HOLDERS OF THE PARENT	700	(14)	686	1,318	5	1,323

	3rd QUARTER 2004			JANUARY-SEPTEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,221	10	1,231	3,441	5	3,446
Exploration & Production	713	(2)	711	1,996	(7)	1,989
Refining & Marketing	428	(19)	409	1,191	(28)	1,163
Chemicals	96	2	98	192	3	195
Natural gas & Power	73	(4)	69	221	(19)	202
Corporate & others	(89)	33	(56)	(159)	56	(103)
Financial expenses	(119)	(1)	(120)	(425)	12	(413)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	1,102	9	1,111	3,016	17	3,033
Income tax	(351)	(3)	(354)	(965)	(5)	(970)
Share in income of companies carried by the equity method	34	—	34	88		88
Income for the period	785	6	791	2,139	12	2,151
ATTRIBUTABLE TO:
Minority interests	18	—	18	54		54
EQUITY HOLDERS OF THE PARENT	767	6	773	2,085	12	2,097

	4th QUARTER 2004			JANUARY-DCEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	525	693	1,218	3,966	698	4,664
Exploration & Production	557	92	649	2,553	85	2,638
Refining & Marketing	351	138	489	1,542	110	1,652
Chemicals	81	13	94	273	16	289
Natural gas & Power	89	(19)	70	310	(38)	272
Corporate & others	(553)	469	(84)	(712)	525	(187)
Financial expenses	(71)	(18)	(89)	(496)	(6)	(502)
Income of discontinued operations before tax	—	—	—	—		—
Income before income tax and income of associates	454	675	1,129	3,470	692	4,162
Income tax	(146)	(216)	(362)	(1,111)	(221)	(1,332)
Share in income of companies carried by the equity method	43	—	43	131		131
Income for the period	351	459	810	2,490	471	2,961
ATTRIBUTABLE TO:
Minority interests	23	—	23	77		77
EQUITY HOLDERS OF THE PARENT	328	459	787	2,413	471	2,884

(*)	The concepts included as non-recurring income are: (i) all items that, according to Spanish accounting standards, are classified as extraordinary items (Spanish General Accounting Plan and other standards applicable to Spanish companies). In this respect, extraordinary items under Spanish accounting standards are those which are outside the Company’s typical line of business and are not reasonably expected to occur with any frequency; (ii) income generated on the sale of E&P assets; (iii) currency exchange differences arising due to a net balance sheet position expressed in a currency other than the one generally used by the subsidiaries for consolidation in the group’s income statement; (iv) mark-to-market valuations of financial derivatives; and (v) any other similar item involving activities different from the company’s ordinary activities which are not expected to occur on a regular basis.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	1,751	1,824	2,075	2,069	7,719
Spain	18	26	26	29	99
ABB (*)	1,073	1,105	1,246	1,231	4,655
Rest of World	660	693	803	809	2,965
Refining & Marketing	7,792	8,333	8,701	9,371	34,197
Spain	5,411	5,799	6,294	6,691	24,195
ABB (*)	1,369	1,465	1,602	1,564	6,000
Rest of World	1,012	1,069	805	1,116	4,002
Chemicals	634	689	826	876	3,025
Spain	525	565	654	700	2,444
ABB (*)	109	124	172	144	549
Rest of World	—	—	—	32	32
Natural gas & Power	493	418	475	605	1,991
Corporate & others	(1,306)	(1,316)	(1,546)	(1,519)	(5,687)

TOTAL	9,364	9,948	10,531	11,402	41,245

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	1,751	3,575	5,650	7,719
Spain	18	44	70	99
ABB (*)	1,073	2,178	3,424	4,655
Rest of World	660	1,353	2,156	2,965
Refining & Marketing	7,792	16,125	24,826	34,197
Spain	5,411	11,210	17,504	24,195
ABB (*)	1,369	2,834	4,436	6,000
Rest of World	1,012	2,081	2,886	4,002
Chemicals	634	1,323	2,149	3,025
Spain	525	1,090	1,744	2,444
ABB (*)	109	233	405	549
Rest of World	—	—	—	32
Natural gas & Power	493	911	1,386	1,991
Corporate & others	(1,306)	(2,622)	(4,168)	(5,687)

TOTAL	9,364	19,312	29,843	41,245

(*)	ABB = Argentina, Bolivia and Brazil

Note:These figures include several reclassifications with respect to those included in the Annex published jointly with the note on 1Q2005 results.

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	638	645	713	557	2,553
Spain	9	7	(2)	12	26
ABB	417	405	492	449	1,763
Rest of World	212	233	223	96	764
Refining & Marketing	308	455	428	351	1,542
Spain	225	327	309	385	1,246
ABB	75	107	96	(26)	252
Rest of World	8	21	23	(8)	44
Chemicals	41	55	96	81	273
Spain	19	24	46	32	121
ABB	22	31	50	37	140
Rest of World	—	—	—	12	12
Natural gas & Power	90	58	73	89	310
Corporate & others	(15)	(55)	(89)	(553)	(712)

TOTAL	1,062	1,158	1,221	525	3,966

	DATOS ACUMULADOS
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	638	1,283	1,996	2,553
Spain	9	16	14	26
ABB	417	822	1,314	1,763
Rest of World	212	445	668	764
Refining & Marketing	308	763	1,191	1,542
Spain	225	552	861	1,246
ABB	75	182	278	252
Rest of World	8	29	52	44
Chemicals	41	96	192	273
Spain	19	43	89	121
ABB	22	53	103	140
Rest of World				12
Natural gas & Power	90	148	221	310
Corporate & others	(15)	(70)	(159)	(712)

TOTAL	1,062	2,220	3,441	3,966

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	969	968	1,103	1,108	4,148
Spain	9	5	(2)	19	31
ABB	654	659	754	738	2,805
Rest of World	306	304	351	351	1,312
Refining & Marketing	432	595	564	678	2,269
Spain	309	414	405	550	1,678
ABB	103	148	138	86	475
Rest of World	20	33	21	42	116
Chemicals	81	96	135	109	421
Spain	52	57	78	60	247
ABB	29	39	57	33	158
Rest of World	—	—	—	16	16
Natural gas & Power	104	87	99	98	388
Corporate & others	(20)	(29)	(34)	(141)	(224)

TOTAL	1,566	1,717	1,867	1,852	7,002

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	969	1,937	3,040	4,148
Spain	9	14	12	31
ABB	654	1,313	2,067	2,805
Rest of World	306	610	961	1,312
Refining & Marketing	432	1,027	1,591	2,269
Spain	309	723	1,128	1,678
ABB	103	251	389	475
Rest of World	20	53	74	116
Chemicals	81	177	312	421
Spain	52	109	187	247
ABB	29	68	125	158
Rest of World	—			16
Natural gas & Power	104	191	290	388
Corporate & others	(20)	(49)	(83)	(224)

TOTAL	1,566	3,283	5,150	7,002

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	280	306	307	292	1,185
Spain	—	3	—	9	12
ABB	158	179	174	220	731
Rest of World	122	124	133	63	442
Refining & Marketing	130	256	213	712	1,311
Spain	96	130	149	259	634
ABB	22	53	54	91	220
Rest of World	12	73	10	362	457
Chemicals	17	18	19	238	292
Spain	15	14	16	27	72
ABB	2	4	3	8	17
Rest of World	—	—	—	203	203
Natural gas & Power	428	50	186	113	777
Corporate & others	16	19	85	62	182

TOTAL	871	649	810	1,417	3,747

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	280	586	893	1,185
Spain	—	3	3	12
ABB	158	337	511	731
Rest of World	122	246	379	442
Refining & Marketing	130	386	599	1,311
Spain	96	226	375	634
ABB	22	75	129	220
Rest of World	12	85	95	457
Chemicals	17	35	54	292
Spain	15	29	45	72
ABB	2	6	9	17
Rest of World	—			203
Natural gas & Power	428	478	664	777
Corporate & others	16	35	120	182

TOTAL	871	1,520	2,330	3,747

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	2004
	MARCH	JUNE	SEPTEMBER	DECEMBER
Goodwill	3,225	3,212	3,284	3,204
Other intangible assets	679	685	704	693
Property, Plant and Equipment	19,770	19,787	19,700	19,459
A. Long term financial assets	981	958	1,011	1,358
Other non-current assets	1,267	1,357	1,520	1,284
Deferred tax assets	1,004	1,008	1,148	1,071
Assets held for sale	43	41	47	83
Current assets	6,878	7,133	7,810	8,202
B. Temporary cash investments and cash on hand and in banks	2,986	2,625	2,348	3,681

TOTAL ASSETS	36,833	36,806	37,572	39,035

Total equity
C. Attributable to equity holders of the parent	11,538	12,251	12,963	12,496
D. Minority interests	487	477	452	426
Long term provisions	1,142	1,167	1,199	1,984
Deferred tax liabilities	3,095	3,159	3,129	2,768
E. Subsidies and deferred revenues	193	189	216	182
F. Preferred shares	3,428	3,435	3,433	3,386
G. Non-current financial debt	7,973	7,769	6,169	7,285
Financial lease liabilities	401	397	391	551
Other non-current debt	774	860	1,013	816
H. Current financial debt	1,708	1,833	3,257	3,139
Other current liabilities	6,094	5,269	5,350	6,002

TOTAL EQUITY AND LIABILITIES	36,833	36,806	37,572	39,035

I. MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	(197)	(153)	(176)	(123)
J. NET DEBT (Sum of G+H-A-B+I)	5,517	5,866	5,891	5,262
CAPITALIZATION (Sum of C+D+E+F+J)	21,163	22,218	22,955	21,752

TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	20,970	22,029	22,739	21,570

ROACE before non-recurrent liabilities	14.4%	14.7%	15.0%	15.7%

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,062	1,158	1,221	525	3,966
Adjustments for:
Amortizations	535	546	609	640	2,330
Net provisions	3	30	59	647	739
Income from non-commercial asset divestments	(8)	(4)	(11)	2	(21)
Other adjustments	(26)	(13)	(11)	38	(12)

EBITDA	1,566	1,717	1,867	1,852	7,002
Changes in working capital	(66)	(173)	(605)	24	(820)
Dividends received	2	13	6	21	42
Income taxes paid	(102)	(1,084)	(269)	(289)	(1,744)
Provisions used	(47)	(13)	(30)	(76)	(166)

	1,353	460	969	1,532	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(16)	(31)	(20)	(83)
Property, Plant and Equipment	(440)	(555)	(579)	(818)	(2,392)
Acquisition of shareholding in consolidated companies	(358)	(3)	(130)	(592)	(1,083)
Other non-current assets	(57)	(75)	(70)	13	(189)

Total Investments	(871)	(649)	(810)	(1,417)	(3,747)
Divestments	49	26	86	100	261

	(822)	(623)	(724)	(1,317)	(3,486)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	10	91	1,557	1,767
Repayment of loans	(2,428)	(165)	(102)	(285)	(2,980)
Net interest paid	(216)	(90)	(133)	(164)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	0	(8)	86	102
Payment of finance leases liabilities	(3)	(3)	(3)	(3)	(12)
Subsidies and other non-current liabilities received	26	31	26	23	106
Subsidies and other non-current liabilities cancelled	(21)	(13)	(24)	15	(43)
Dividend paid	(249)	(19)	(247)	(20)	(535)

	(2,758)	(249)	(400)	1,209	(2,198)

Net change in cash and cash equivalent	(2,227)	(412)	(155)	1,424	(1,370)

Cash and cash equivalent at the beginning of the period	4,691	2,464	2,052	1,897	4,691

Cash and cash equivalent at the end of the period	2,464	2,052	1,897	3,321	3,321

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,062	2,220	3,441	3,966
Adjustments for:
Amortizations	535	1,081	1,690	2,330
Net provisions	3	33	92	739
Income from non-commercial asset divestments	(8)	(12)	(23)	(21)
Other adjustments	(26)	(39)	(50)	(12)

EBITDA	1,566	3,283	5,150	7,002
Changes in working capital	(66)	(239)	(844)	(820)
Dividends received	2	15	21	42
Income taxes paid	(102)	(1,186)	(1,455)	(1,744)
Provisions used	(47)	(60)	(90)	(166)

	1,353	1,813	2,782	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(32)	(63)	(83)
Property, Plant and Equipment	(440)	(995)	(1,574)	(2,392)
Acquisition of shareholding in consolidated companies	(358)	(361)	(491)	(1,083)
Other non-current assets	(57)	(132)	(202)	(189)

Total Investments	(871)	(1,520)	(2,330)	(3,747)
Divestments	49	75	161	261

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	119	210	1,767
Repayment of loans	(2,428)	(2,593)	(2,695)	(2,980)
Net interest paid	(216)	(306)	(439)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	24	16	102
Payment of finance leases liabilities	(3)	(6)	(9)	(12)
Subsidies and other non-current liabilities received	26	57	83	106
Subsidies and other non-current liabilities cancelled	(21)	(34)	(58)	(43)
Dividend paid	(249)	(268)	(515)	(535)

	(2,758)	(3,007)	(3,407)	(2,198)

Net change in cash and cash equivalent	(2,227)	(2,639)	(2,794)	(1,370)

Cash and cash equivalent at the beginning of the period	4,691	4,691	4,691	4,691

Cash and cash equivalent at the end of the period	2,464	2,052	1,897	3,321

Note: These figures include several reclassifications with respect to those included in the Annex published jointly with the note on 1Q2005 results.

0 3 rd QUARTER 2005 PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 14.00 H CET November, 4 th 2005 Item 3

1
Safe harbor statement under the Private Securities Litigation Reform Act of 1995:
This document contains statements that Repsol YPF believes constitute forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward -looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina
and the Securities and Exchange Commission in the United States; in particular, those described in Section
1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and
Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission.
Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.
Disclaimer

2 3 rd Quarter Results Luis Mañas Director Corporativo Financiero

3
Refining
Refining
Margins
Margins
Highlights
Results
Trading environment
•
High oil prices
•
Strong refining margins
•
Weak marketing margins
•
Lower petrochemical margins
than in 2Q 05
3.5
5.5
5.9
7.9
7.3
8.6
9.0
0
5
10
1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05 3Q 05
Brent
Brent
prices
prices
32
35
42
44
48
52
62
0
35
70
1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05 3Q 05
$/bbl
$/bbl

4 Million Euro 3 rd Quarter results Results Net Income Net Income Adj. Net Income Adj. Net Income 948 774 0 500 1,000 3Q 04 3Q 05 767 934 0 500 1,000 3Q 04 3Q 05

5
Million Euro
Income from operations
Income from operations
Adj. Income from operations
Adj. Income from operations
Results
3
rd
Quarter results
1,577
1,221
0
800
1,600
3Q 04 3Q 05
1,639
1,231
0
800
1,600
3Q 04 3Q 05

6
1,577
1,221
+170
-18
-193
+136
+10
-231
-21
+503
0
1,000
2,000
2Q 04 Oil&Gas Prices Down. Margins Volume/Mix Inventories $/€ Exploration Exp. Non-recurrent Others 2Q 05
3
rd
Quarter results
Results
Million euro
Income from operations
Income from operations

7
Upstream results
Income from operations
Income from operations
Million Euro
Upstream
Adj. Income from operations
Adj. Income from operations
713
877
0
450
900
3Q 04 3Q 05
711
892
0
450
900
3Q 04 3Q 05

8
Liquids realization prices
•
Higher reference oil prices
•
Wider heavy crude oil differentials
•
Higher export taxes in Argentina
•
Higher internal discount on
international prices in Argentina
Upstream
3Q 2005
3Q 2005
$/Bbl
31.8
42.5
0
20
40
3Q 04 3Q 05

9 US$/Mscf Upstream Group Average Group Average Gas realization prices Argentina Argentina 1.24 1.55 0.00 0.80 1.60 3Q 04 3Q 05 1.05 1.27 0.00 0.80 1.60 3Q 04 3Q 05

10
Hydrocarbon Production
Liquids Gas
0
600
1,200
3Q 04 3Q 05
Reported
Reported
(KBOE/D)
1,211
1,157
•
Strikes and PSC amounts 14,000 boe/d
•
7,4 Lower gas production in Argentina
•
Maintenance operations in T&T trains
amounts for 11,600 boe/d
Upstream

11
New agreements with PDVSA
Exploration efforts in Algeria and Libya
New acreage concessions in Brazil
Peru LNG
TRANSFORM
THE
PORTFOLIO
OPTIMIZE
ABB &
DOWNSTREAM
GROW
UPSTREAM
& LNG
REDUCE
COSTS
FINANCIAL DISCIPLINE
Strategy achievements
Upstream

12
Downstream results
R&M Income from operations
R&M Income from operations
•
High refining margins at the end of
the quarter
•
Positive inventory effects
•
Lower than usual LPG and marketing
margins in Europe
•
Negative marketing margins in
Argentina
•
Weaker base petrochemical margins
Million Euro
Downstream
428
739
0
400
800
3Q 04 3Q 05

US $/Bbl
US$/Bbl
06-oct-04
22-oct-04
09-nov-04
25-nov-04
13-dic-04
29-dic-04
14-ene-05
01-feb-05
17-feb-05
07-mar-05
23-mar-05
08-abr-05
26-abr-05
12-may-
30-may-
15-jun-05
01-jul-05
19-jul-05
04-ago-05
22-ago-05
07-sep-05
23-sep-05

13
Downstream
Oil products differentials
-30
-25
-20
-15
-10
-5
0
5
10
15
20
25
30
35
PREMIUM UNLEADED Med FOB NAFTA Med CIF
GASOIL-590 Med CIF PREMIUM UNLEADED 50 PPM MED F
ULSD 50 PPM MED CIF HSFO Med FOB
-30
-25
-20
-15
-10
-5
0
5
10
15
20
25
30

14 Chemical results Downstream Income from operations Income from operations • Weaker margins on base and derivative petrochemicals • Lower volumes Million Euro 96 24 0 50 100 3Q 04 3Q 05

15
Gas and Power
Income from operations
Income from operations
Million Euro
Downstream
•
Growth in gas distribution in Spain and
Latam
•
Higher electricity pool prices
•
Larger electricity sales
•
Gas Natural-Endesa Bid
73
94
0

3Q 04 3Q 05

16
Spain
P°
Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
3
3
rd
QUARTER 2005
QUARTER 2005
PRELIMINARY RESULTS
PRELIMINARY RESULTS
USA
1330 Lake Robbins Drive.
The Woodlands,
TX 77380 (USA)
Tel: 1 281 681 7242
Fax: 1 281 681 7271
E-mail: INVERSORES@repsolypf.com
Website: www.repsolypf.com
Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	November 9, 2005	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer